UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

InPhonic, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45772G 10 5

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45772G 10 5

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

David A. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 4,595,572 (1) 6 SHARED VOTING POWER 296,817 (2) 7 SOLE DISPOSITIVE POWER 4,595,572 (1) 8 SHARED DISPOSITIVE POWER 296,817 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,389 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.2% (3)
12	TYPE OF REPORTING PERSON

IN

(1) Includes options to purchase 458,332 shares of Common Stock that are exercisable within 60 days of December 31, 2006. Includes 556,241 shares of restricted stock that remain subject to vesting. Includes 50,000 shares held by a family-owned limited liability company created for estate planning purposes. Mr. Steinberg has voting and dispositive power with respect to these shares. Excludes options to purchase a further 208,335 shares held by Mr. Steinberg which are subject to vesting; including such options the total number of shares beneficially owned would be 5,100,724, and the percentage ownership would be 13.7%.

(2) Represents shares held by the BB&LB Trust dated June 24, 2002. Mr. Steinberg disclaims beneficial ownership of these shares.

(3) Based on 36,633,309 shares of the issuer’s Common Stock outstanding as of November 1, 2006, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 9, 2006.

(Page 2 of 6 Pages)

CUSIP NO. 45772G 10 5

Item 1

(a).	Name of Issuer:

InPhonic, Inc.

(b).	Address of Issuer’s Principal Executive Offices:

1010 Wisconsin Avenue, Suite 600

Washington, DC 20007

Item 2

(a).	Name of Person Filing:

David A. Steinberg

(b).	Address of Principal Business Office or, if None, Residence:

1010 Wisconsin Avenue, Suite 600

Washington, DC 20007

(c).	Citizenship:

Mr. Steinberg is a citizen of the United States of America.

(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e).	CUSIP Number:

45772G 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(Page 3 of 6 Pages)

CUSIP NO. 45772G 10 5

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,892,389 (1) (2)

(b)	Percent of class: 13.2% (3)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,595,572 (1)

(ii)	shared power to vote or to direct the vote: 296,817 (2)

(iii)	sole power to dispose or to direct the disposition of: 4,595,572 (1)

(iv)	shared power to dispose or to direct the disposition of: 296,817 (2)

(1)	Includes options to purchase 458,332 shares of Common Stock that are exercisable within 60 days of December 31, 2006. Includes 556,241 shares of restricted stock that remain subject to vesting. Includes 50,000 shares held by a family-owned limited liability company created for estate planning purposes. Mr. Steinberg has voting and dispositive power with respect to these shares. Excludes options to purchase a further 208,335 shares held by Mr. Steinberg which are subject to vesting; including such options the total number of shares beneficially owned would be 5,100,724, and the percentage ownership would be 13.7%.

(2)	Represents shares held by the BB&LB Trust dated June 24, 2002. Mr. Steinberg shares dispositive and voting control over these shares. Mr. Steinberg disclaims beneficial ownership of these shares.

(3)	Based on 36,633,309 shares of the issuer’s Common Stock outstanding as of November 1, 2006, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 9, 2006.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

(Page 4 of 6 Pages)

CUSIP NO. 45772G 10 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

(Page 5 of 6 Pages)

CUSIP NO. 45772G 10 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ David A. Steinberg
David A. Steinberg

(Page 6 of 6 Pages)